Exhibit 99.2

ADMINISTRATIVE SERVICES AGREEMENT

THIS ADMINISTRATIVE SERVICES AGREEMENT (as amended and/or supplemented from time to time, the "Agreement") dated this August 16, 2024, and effective as of January 1, 2025 (the "Effective Date"), by and between NAVIOS MARITIME PARTNERS L.P., a Marshall Islands limited partnership (together with its Affiliates and subsidiaries, “NMM”) and NAVIOS SHIPMANAGEMENT INC., a Marshall Islands corporation (together with its Affiliates and subsidiaries, “NSM”) (each of NMM and NSM a "Party", and together, the "Parties").

WHEREAS:

(A) NMM is a limited partnership which owns and charters certain vessels and requires certain administrative support services for the operation of these vessels; and

(B) NMM wishes to engage NSM to provide to NMM, and NSM wishes to provide, the administrative services described in Schedule A (the "Services") for the fees set out in Schedule B (the "Costs and Expenses"), on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, the Parties agree that, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

Section 1. Definitions.

In this Agreement, including the recitals hereto, unless the context requires otherwise, the following terms shall have the respective meanings ascribed to them below, and any reference to a "Section" or "Schedule" shall be construed as a reference to a section or schedule to this Agreement:

"Affiliate" shall mean: for each Party, any person and/or entity which, directly, or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with the specified party, where "control" means the possession, directly or indirectly, of the ownership of voting securities in excess of 50%;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday on which banks are open in Greece, London, Monaco and New York.

“Change of Control” means:

(a)
the direct or indirect sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, other than in the ordinary course of business, of all or substantially all of the assets of NMM or its subsidiaries, taken as a whole, to any natural or legal person or persons other than a Permitted Person;
(b)
any event in which securities of any class entitling the holders thereof to elect a majority of the members of the board of directors or other similar governing body of NMM are acquired, directly or indirectly, by a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the United States Securities Exchange Act of 1934, as amended) other than a Permitted Person;
(c)
an order made for, or the adoption by the board of directors or other similar governing body of a plan of, liquidation, dissolution or deregistration of NMM; or
(d)
a change in the members of the board of directors or other similar governing body resulting in the membership ceasing to consist of a majority of directors who were nominated by, appointed by or otherwise elected with the approval of the current board members at the time of such election by a Permitted Person.

For clarity, whether any sale, lease, transfer, conveyance or other disposition of properties or assets in connection with any acquisition (including any acquisition by means of a merger or consolidation with or into NMM or any subsidiary), the determination of whether such sale, lease, transfer, conveyance or disposition constitutes a sale of all or substantially all of the properties or assets of NMM and its subsidiaries taken as a whole shall be made on a pro forma basis giving effect to such acquisition.

“Limited Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. dated as of 19 March 2018 (as may amended and supplemented from time to time);

“Permitted Person” means Angeliki Frangou or her direct descendants, either directly or indirectly (through entities owned and controlled by her or trusts or foundations of which she is the beneficiary), or any of her affiliates, including their successors and assigns.

“Unitholders” means holders of units representing limited partnership interests in NMM.

Section 2. General.

NSM shall provide all or such portion of the Services, in a commercially reasonable manner, as NMM may from time to time direct, under its supervision.

Section 3. Covenants. During the term of this Agreement NSM shall:

(a) diligently provide, or sub-contract the provision of, the Services to NMM, in accordance with Section 19, as an independent contractor, and be responsible to NMM for the due and proper performance of same;

(b) retain at all times a qualified staff so as to maintain a level of expertise sufficient to provide the Services; and

(c) keep full and proper books of accounts and records, including but not limited to, of all costs and expenditure incurred, showing clearly all transactions relating to the provision of the Services in accordance with established general commercial practices and in accordance with United States generally accepted accounting principles, and allow NMM, its representatives, and auditors, to audit and examine such books, records and accounts at any time during customary business hours.

Section 4. Non-exclusivity. NSM and its employees may provide services of a nature similar to the Services to any other person/entity and are not obliged to provide the Services to NMM on an exclusive basis.

Section 5. Confidential Information. NSM shall be obligated to keep confidential, both during and after the term of this Agreement, all information it has acquired or developed in the course of providing the Services under this Agreement ("Confidential Information"), except to the extent that disclosure of such information is required by applicable law. NMM shall be entitled to any equitable remedy available at law or in equity, including specific performance, against a breach by NSM of this obligation. NSM shall not resist such application for relief on the basis that NMM has an adequate remedy at law, and NSM shall waive any requirement for the securing or posting of any bond in connection with such remedy.

Section 5.1 Notwithstanding the foregoing, 'Confidential Information' shall not include any information which: (a) was public knowledge at the time of the disclosure, or, which subsequently became public knowledge other than as a result of a breach of this Agreement; (b) NSM can show was made available to it by some other Person who had a right to do so and who was not subject to any obligation of confidentiality or restricted use regarding such information; or (c) was developed by NSM without use of any confidential information provided hereunder, or by a third party in breach of its confidentiality obligations.

Section 6. Reimbursement of Costs and Expenses. In consideration for NSM providing the Services, NMM shall reimburse NSM in the manner provided for in Schedule B to this Agreement.

Section 7. General Relationship Between The Parties. The relationship between the Parties is that of independent contractor. The Parties to this Agreement do not intend, and nothing herein shall be interpreted so as, to create a partnership, joint venture, employee or agency relationship between NSM and any one or more of NMM, including any of their Affiliates and/or subsidiaries.

Section 8. Indemnity. NMM shall indemnify and hold harmless NSM and its employees and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them as a result of the provision of Services pursuant to this Agreement including, without limitation, all actions, proceedings, claims, demands or liabilities brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same, provided, however, that such indemnity shall exclude any and all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever, which may be caused by, or may be due to, the fraud, gross negligence or willful misconduct, of NSM, its employees and/or agents, in which case NSM's liability for each incident or series of incidents giving rise to such loss, action, proceeding, claim, demand, cost, damage expense, or liability, shall never exceed a total of United States Dollars five million (USD $5,000,000).

Section 9. No consequential damages. Neither NSM nor any of its Affiliates and/or subsidiaries shall be liable for indirect, incidental or consequential damages suffered by NMM, or for punitive damages, with respect to any term or the subject matter of this Agreement, even if informed of the possibility thereof in advance. This limitation applies to all causes of action, including, without limitation, breach of contract, breach of warranty, negligence, strict liability, fraud, misrepresentation and other torts.

Section 10. Term And Termination. This Agreement shall always have a term of ten (10) years, such that without any further act or formality on the part of either Party, on each anniversary of the Effective Date, the remaining nine (9) year term shall be extended by one (1) year, unless terminated by either Party in accordance with this Section 10 (the "Term").

This Agreement may be terminated:

(1) by NSM, if there is a Change of Control of NMM;

(2) by either Party if:

(a) the other Party breaches this Agreement in any material respect which remains unremedied within ninety (90) days of the date of receipt of any written notice specifying the breach.

(b) a receiver is appointed for all or substantially all of the property of the other Party;

(c) an order is made to wind-up the other Party;

(d) a final judgment, order or decree which materially and adversely affects the ability of the other party to perform this Agreement shall have been obtained or entered against the other Party and such judgment, order or decree shall not have been vacated, discharged or stayed; or

(e) the other Party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or for liquidation, is adjudged insolvent or bankrupt, commences any proceeding for a reorganization or arrangement of debts, dissolution or liquidation under any law or statute or of any jurisdiction applicable thereto, or if any such proceeding shall be commenced.

(3) At any time after the first anniversary, by either Party upon not less than three hundred and sixty-five (365) days' written notice for any reason other than any of the reasons set out above.

If this Agreement is terminated for any reason other than a breach of NSM, the Termination Fee shall become immediately due and paid within fifteen (15) days of such termination.

Section 11. Costs and Expenses Upon Termination. Upon termination of this Agreement pursuant to Section 10, NMM shall, within fifteen (15) days of termination, be obligated to pay NSM any and all amounts payable pursuant to Section 6 for any Services provided prior to the time of termination, and an amount equal to the total annual allocable administrative costs, as stated in the most recent audited annual financial statements of NMM at the time of such termination (the "Termination Fee").

Section 12. Insurance. NSM shall obtain and maintain any insurance as is reasonable having regard to the nature and extent of NSM's obligations under this Agreement, and in any case, obtain and maintain professional liability insurance in an amount equal to United States Dollars five million (USD $5,000,000.00) throughout the Term of this Agreement.

Section 13. Surrender Of Books And Records. Upon termination of this Agreement, NSM shall as far as practicable, forthwith surrender to NMM any and all books, records, documents and other property in the possession or control of NSM relating to this Agreement and to the business, finance, technology, trademarks or affairs of NMM and/or any of its subsidiaries and Affiliates and, except as required by law, shall not retain any copies of same.

Section 14. Force Majeure. NSM shall not be liable for any failure to perform its obligations hereunder by reason of any of the following force majeure events provided NSM has made all reasonable efforts to avoid, minimize or prevent the effect of such event : :

(i) acts of God;

(ii) any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;

(iii) riots, civil commotion, blockades or embargoes;

(iv) epidemics;

(v) earthquakes, landslides, floods or other extraordinary weather conditions;

(vi) fire, accident, explosion, except where caused by the negligence of the party seeking to invoke force majeure;

(vii) government requisition;

(viii) strikes, lockouts, or other industrial action, unless limited to the employees (which shall not in the case of NSM, include any crewing personnel) of the Party seeking to invoke force majeure; or

(ix) any other similar cause beyond the reasonable control of either Party.

Section 15. Entire Agreement. This Agreement forms the entire agreement between the Parties with respect to the subject matter hereof and supersedes and replaces all previous agreements, written or oral, with respect to the subject matter hereof.

Section 16. Severability. If any provision herein is held to be void or unenforceable, the validity and enforceability of the remaining provisions herein shall remain unaffected and enforceable.

Section 17. Currency. Unless stated otherwise, all currency references herein are to United States Dollars.

Section 18. Law And Arbitration. This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Section. The seat of the arbitration shall be England, even where the hearing takes place outside England.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators, one to be appointed by each party and the third, subject to the provisions of the LMAA Terms, by the two so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified in the notice, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if the arbitrator had been appointed by agreement.

Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

Section 19. Notices. Any notice, consent or request to be given to a Party pursuant to this Agreement shall be in writing and delivered either by courier or facsimile to the addresses provided below:

If to NMM:

85 Akti Miaouli Street

Piraeus, Greece 185 38

Attn: Mrs. Erifyli Tsironi

etsironi@Navios.com

legal_corp@Navios.com

If to NSM:

85 Akti Miaouli Street

Piraeus, Greece 185 38

Attn: Angeliki Tsakanikas

atsakanika@navios.com

legal_corp@Navios.com

All notices shall be deemed to take effect on the day of delivery, provided such notice is received before 17:00 hours (local time) on a Business Day and if not, the next Business Day.

A Party may change its address by providing written notice thereof to the other Party in accordance with this Section 19.

Section 20. Sub-contracting And Assignment. NSM shall not assign its duties and/or obligations under this Agreement to any party that is not a subsidiary or Affiliate of NSM, without the prior written consent of NMM, such consent not to be unreasonably withheld, conditioned or delayed. Without prejudice to the foregoing, NSM may freely sub-contract or sub-license this Agreement, without the prior written consent of NMM, provided that it shall remain liable for the due performance of the Services and any of its obligations under this Agreement.

Section 21. Waiver. No failure by either Party to enforce any covenant, duty, condition or term of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or of any other covenant, duty condition or term of this Agreement. Any waiver must be specifically stated as such in writing.

Section 22. Amendments. No amendment, supplement, modification or restatement of any provision of this Agreement shall be binding unless it is in writing and signed by each Party to this Agreement.

Section 23. Affiliates. This Agreement shall be binding upon, and inure to the benefit of, and be enforceable by, the Parties and their respective Affiliates.

Section 24. Third Parties. A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

Section 25. Counterparts. This Agreement may be executed in one or more signed counterparts, or otherwise, all of which shall together form one and the same agreement. Signatures of this Agreement transmitted by e-mail, pdf, or by any other electronic means will be deemed valid and binding to the same extent as original signatures.

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IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties and is effective as of the Effective Date.

NAVIOS MARITIME PARTNERS L.P.		NAVIOS SHIPMANAGEMENT INC.

By:	/s/ Erifyli Tsironi	By:	/s/ Angeliki Tsakanikas
	Name: Erifyli Tsironi		Name: Angeliki Tsakanikas

	Title: Chief Financial Officer		Title: Treasurer/Director

SCHEDULE A

SERVICES

NSM shall provide such of the following administrative support services and such additional services as the Parties may agree to NMM, as NMM may from time to time request and direct NSM to provide:

(a)
At all times, keep and maintain books, records and accounts which shall contain particulars of receipts and disbursements relating to the assets and liabilities of NMM and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit NMM to prepare or cause to be prepared, financial statements in accordance with U.S. generally accepted accounting principles, the rules and regulations of the SEC, and in each case in accordance with those required to be kept by NMM under applicable federal securities laws and regulations in the United States and as NMM is required to keep and file under applicable foreign taxing regulations and the U.S. Internal Revenue Code of 1986 and the regulations applicable with respect thereto, all as amended from time to time;
(b)
Prepare all such returns, filings and documents, for review and approval by NMM as may be required under the Limited Partnership Agreement as well as such other returns, filings, documents and instruments as may from time to time be requested or instructed by NMM; and file such documents, as applicable, as directed by NMM with the relevant authority;
(c)
Provide, or arrange for the provision of, advisory services to NMM with respect to NMM’s obligations under applicable securities laws and regulations in the United States and assist NMM in arranging for compliance with continuous disclosure and reporting obligations under applicable securities laws and regulations, including the rules and regulations of the New York Stock Exchange and any other securities exchange upon which NMM’s securities are listed, including the preparation for review, approval and filing by NMM of reports and other documents with the SEC and all other applicable regulatory authorities, provided that nothing herein shall permit or authorize NSM to act for or on behalf of NMM in its relationship with regulatory authorities except to the extent that specific authorization may from time to time be given by NMM;
(d)
Provide, or arrange for the provision of, advisory, clerical and investor relations services to assist and support NMM in its communications with its Unitholders, including in connection with disclosures that may be required for regulatory compliance to its Unitholders and the wider financial markets, as NMM may from time to time request or direct, provided that nothing herein shall permit or authorize NSM to determine the content of any such communications by NMM to its Unitholders and the wider financial markets;
(e)
At the request and under the direction of NMM, handle, or arrange for the handling of, all administrative and clerical matters in respect of (i) the call and arrangement of all meetings of the Unitholders pursuant to the Limited Partnership Agreement, (ii) the preparation of all materials (including notices of meetings and information circulars) in respect thereof and (iii) the submission of all such materials to NMM in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that NMM has full opportunity to review them, approve them, execute them and return them to NSM for filing or mailing or other disposition as NMM may require or direct;
(f)
Provide, or arrange for the provision of, or secure sufficient and necessary office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary for the performance of NMM’s business;
(g)
Arrange for the provision of such audit, accounting, legal, insurance and other professional services as are reasonably required by NMM from time to time in connection with the discharge of its responsibilities under the Limited Partnership Agreement, to the extent such advice and analysis can be reasonably provided or arranged by NSM, provided that nothing herein shall permit NSM to select the auditor of NMM, which shall be selected in accordance with the provisions for the appointment of the auditor pursuant to the Limited Partnership Agreement or as otherwise be required by law governing NMM, or to communicate with the auditor other than in the ordinary course of making such books and records available for review as the auditors may require and to respond to queries from the auditors with respect to the accounts and statements prepared by, or arranged by, NSM, and in particular NSM will not have any of the authorities, rights or responsibilities of the audit committee of NMM, but shall provide, or arrange for the provision of, information to such committee as may from time to time be required or requested; and provided further that nothing herein shall entitle NSM to retain legal counsel for NMM unless such selection is specifically approved by NMM;

(h)
Provide, or arrange for the provision of, such assistance and support as NMM may from time to time request in connection with any new or existing financing for NMM, such assistance and support to be provided in accordance with the direction, and under the supervision of NMM;
(i)
Provide, or arrange for the provision of, such administrative and clerical services as may be required by NMM to support and assist NMM in considering any future acquisitions, including construction of assets or divestments of assets of NMM, all under the direction and under the supervision of NMM;
(j)
Provide, or arrange for the provision of, such support and assistance to NMM as NMM may from time to time request in connection with any future offerings of Units that NMM may at any time determine is desirable for NMM, all under the direction and supervision of NMM;
(k)
Provide, or arrange for the provision of, at the request and under the direction of NMM, such communications to the transfer agent for NMM as may be necessary or desirable;
(l)
Prepare and provide, or arrange for the preparation and provision of, regular cash reports and other accounting information for review by NMM, so as to permit and enable NMM to make all determinations of financial matters required to be made pursuant to the Limited Partnership Agreement, including the determination of amounts available for distribution by NMM to its Unitholders, and to assist NMM in making arrangements with the transfer agent for NMM for the payment of distributions to the Unitholders in accordance with the Limited Partnership Agreement;
(m)
Provide, or arrange for the provision of, such assistance to NMM as NMM may request or direct with respect to the performance of the obligations to the Unitholders under the Limited Partnership Agreement and to provide monitoring of various obligations and rights under agreements entered into by NMM and provide advance reports on a timely basis to NMM advising of steps, procedures and compliance issues under such agreements, so as to enable NMM to make all such decisions as would be necessary or desirable thereunder;
(n)
Provide, or arrange for the provision of, such additional administrative and clerical services pertaining to NMM, the assets and liabilities of NMM and the Unitholders and matters incidental thereto as may be reasonably requested by NMM from time to time;
(o)
Negotiate and arrange, at the request and under the direction of NMM, for interest rate swap agreements, foreign currency contracts, forward exchange contracts and any other hedging arrangements;
(p)
Provide, or arrange for the provision of, IT services;
(q)
Maintain, or arrange for the maintenance of, NMM’s and NMM’s subsidiaries’ existence and good standing in necessary jurisdictions;
(r)
Negotiate, at the request and under the direction of NMM, loan and credit terms with lenders and monitor and maintain compliance therewith;
(s)
Provide, or arrange for the provision of, at the request and under the direction of NMM, cash management and services, including assistance with preparation of budgets, overseeing banking services and bank accounts and arranging for the deposit of funds; and
(t)
Monitor the performance of investment managers.

SCHEDULE B

COSTS AND EXPENSES

(a) Within thirty (30) days after the end of each month, NSM shall submit to NMM for payment an invoice for reimbursement of all Costs and Expenses in connection with the provision of the Services listed in Schedule A by NSM to NMM for that month. Each statement will contain such supporting details as may be reasonably required to validate such amounts due.

(b) NMM shall make payment within thirty (30) days of the date of each invoice (any such day on which a payment is due, the “Due Date”).

(c) All invoices for Services are payable in U.S. dollars. Any invoice not paid within thirty (30) days from the Due Date shall bear an interest at the rate of 5.00% per annum over US$ SOFR from such Due Date until the date that the payment is received in full by NSM.